SUMMARIZED MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 23, 2024

# ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

## SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 23, 2024

**DATE AND TIME:** On May 23, 2024, at 9:00 a.m.

**CHAIR:** Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

**QUORUM:** The majority of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws.

**RESOLUTIONS UNANIMOUSLY MADE:**

1. It was recorded that **TERESA CRISTINA ATHAYDE MARCONDES** stepped down as Officer as of May 3, 2024.

2. Elected to the position of Officers of the Company for the annual term of office in course, which will be effective until the members elected in the meeting of this Board after the Annual General Stockholders' Meeting of 2025 take office: (i) **ANDRÉ MAURICIO GERALDES MARTINS**, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 20.370.022-3 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 276.540.908-03, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio Souza Aranha, 100, Sub 1, Parque Jabaquara, CEP 04344-902; (ii) **GUILHERME BARROS LEITE DE ALBUQUERQUE MARANHÃO**, Brazilian, married, bank employee, bearer of the Identity Card (RG-SSP/SP) No. 27.759.654-3 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 223.105.878-26, domiciled in the city and state of São Paulo, Av. Brigadeiro Faria Lima, 3500, 2° Andar, Itaim Bibi, CEP 04538-132; (iii) **MARCIA KINSCH DE LIMA**, Brazilian, married, bachelor in Economics Sciences, bearer of the Identity Card (RG-SSP/MG) No. 66.724.32 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 956.038.326-49, domiciled in the city and state of São Paulo, Av. Brigadeiro Faria Lima, 3500, 3° Andar, Itaim Bibi, CEP 04538-132; (iv) **PEDRO HENRIQUE MOREIRA RIBEIRO**, Brazilian, in Common-law marriage, lawyer, bearer of the Identity Card (RG-SSP/RJ) No. 36.154.000-0 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 287.908.168-89, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902; and (v) **RAFAEL VIETTI DA FONSECA**, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 34.646.056-6 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 223.949.378-07, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902.

3. It is recorded that the elected Officers: (i) submitted substantiating documents of compliance with prior conditions for eligibility pursuant to articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly in Resolution No. 4,970/21 of the National Monetary Council ("CMN") and in Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission ("CVM"), including clearance certificates, and all these documents were filed at the Company's head office; and (ii) shall be vested in their positions following ratification of their election by the Central Bank of Brazil ("BCB").

4. It is recorded the transfer of the responsibility for Open Finance Sharing – Joint Resolution No. 1/20 from Officer Rubens Fogli Netto to Officer Alexandre Grossmann Zancani, as of this date.

5. There are recorded the following assignments of responsibilities, with effect from the date of the absorption of the spun-off portion of Banco Itaú BBA S.A. by the Company, in compliance with CMN and CVM rules:

**FLÁVIO AUGUSTO AGUIAR DE SOUZA**
Process for consulting information relating to positions in derivatives - CMN Resolution No. 3,908/10.

**CARLOS FERNANDO ROSSI CONSTANTINI**
Non-Resident Investor Representative - CMN Resolution No. 4,373/14 and CVM Resolution No. 13/20.

**ERIC ANDRÉ ALTAFIM**
SFN Compensation Agreements - CMN Resolution No. 3,263/05; and
Issuance, Distribution or Negotiation of Structured Operations Notes - CMN Resolution No. 4,263/13.

6. It is also recorded that the other positions of the Board of Officers and their responsibilities remained unchanged.

**CLOSING:** Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), May 23, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members.

*RENATO LULIA JACOB*
*Group Head of Corporate Strategy, Investor Relations and Corporate Development*